BofA Securities, Inc.

One Bryant Park

New York, New York 10036

Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, New York 10010

May 14, 2019

Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jan Woo, Legal Branch Chief
Jeff Kauten, Staff Attorney
Craig Wilson, Senior Assistant Chief Accountant
David Edgar, Staff Accountant

Re:	Fastly, Inc.

Registration Statement on Form S-1 (File No. 333-230953)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Fastly, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 PM, Eastern Time, on May 16, 2019, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Cooley LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we have carried out the following distribution of the Company’s Preliminary Prospectus dated May 6, 2019:

(i)	Dates of distribution: May 6, 2019 through the date hereof

(ii)	Number of prospective underwriters to which the preliminary prospectus was furnished: 10

(iii)	Number of prospectuses furnished to investors: approximately 1,131

(iv)	Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 75

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

BOFA SECURITIES, INC. CITIGROUP GLOBAL MARKETS INC. CREDIT SUISSE SECURITIES (USA) LLC Acting severally on behalf of themselves and the several underwriters

BOFA SECURITIES, INC.

By:	/s/ Michael Liloia
Name: Michael Liloia
Title: Director

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Sarah Bayer
Name: Sarah Bayer
Title: Managing Director

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Federico Acabbi
Name: Federico Acabbi
Title: Director

[Signature Page to Underwriters’ Acceleration Request]